MicroStrategy Incorporated

November 22, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brad Skinner, Accounting Branch Chief

Re:	MicroStrategy Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 10, 2006

File No. 000-24435

Dear Mr. Skinner:

Set forth below are responses to your letter dated November 8, 2006 (the “November 8 Comment Letter”) regarding our August 11, 2006 response to your letter dated July 28, 2006 (the “Comment Letter”) regarding the Form 10-K for the fiscal year ended December 31, 2005 of MicroStrategy Incorporated (the “Company”) filed by the Company on March 10, 2006. All responses correspond to the sequential numbering of the comments and headings used in the November 8 Comment Letter by the staff (the “Staff”) of the Securities and Exchange Commission (the Commission”).

The Company affirms that it is responsible for the accuracy and adequacy of the disclosures that have been made in its filings. Furthermore, the Company acknowledges that the comments made by the Staff, and any resulting modifications of our disclosures, do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the November 8 Comment Letter are as follows:

Form 10-K for the Year Ended December 31, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies, page 65

(i)	Revenue Recognition, page 68

1.	We note your response to prior comment number 6 from our letter dated July 28, 2006. Your response indicates that, for new offerings or offering that have not had a sufficient history of sales volume, VSOE is established at the published list price for the offering. Explain to us your basis for concluding that the published list price represents VSOE. As part of your response, explain why you believe this method of establishing VSOE complies with the requirements of SOP 97-2, paragraph 10. In this regard, we note that your response suggests there is a range of prices at which services are sold, and that customary pricing practices can only be established once a sufficient history of actual prices has been developed. In view of this, explain to us how you are able to conclude that the list price, once established, will not change.

Response:

Paragraph 10 of SOP 97-2 states the following:

“If an arrangement includes multiple elements, the fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value is limited to the following:

•	The price charged when the same element is sold separately;

•	For an element not yet being sold separately, the price is established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace. The amount allocated to undelivered elements is not subject to later adjustment.”

In accordance with SOP 97-2, paragraph 10, for new offerings of services other than PCS (“service offerings”) or service offerings that have not had a sufficient history of sales activity, the Company initially establishes VSOE based on the MicroStrategy list price as determined by management with the relevant authority. Each service offering has a single list price in each country where sold. Over the past three years, the MicroStrategy list prices for our service offerings have not changed materially, so our services list prices have remained stable over time. Moreover, based on our historical experience, once a new service offering has been introduced into the market, we have generally sold such service offering at prices reasonably close to the list price. Our VSOE range, when determined based upon actual historical sales, has to date typically been established at rates ranging from 85-90% of the list price to up to 100% of the list price.

In summary, our service offering list prices have remained stable over time and as such, it is probable that our list price will not materially change after a service offering is introduced into the market place. Further, after a service offering is introduced into the market place, our customary discounting practices result in selling such services offerings within a reasonably tight range of our list price.

Our process for establishing VSOE for our PCS offering is set forth in our response to comment 2 below.

2. Your response to prior comment number 6 indicates that, to the extent that optional stated renewal fees are below a substantive minimum VSOE rate based on your historical sales, revenue is allocated to PCS to the extent necessary to adjust deferred PCS revenue to the minimum VSOE amount. Explain to us your basis for this method of determining VSOE in circumstances where the stated renewal rate is determined to be non-substantive. As part of your response, provide reference to the specific authoritative literature or other guidance that supports your accounting. Also, explain why, given that you use the stated renewal rate method for determining VSOE for PCS, in cases where the stated renewal rate is not substantive, you are not required to conclude that VSOE for PCS does not exist.

Response:

We agree that if a stated renewal rate is non-substantive, VSOE of PCS has not been established and all revenue under the arrangement should be deferred and recognized ratably over the PCS period. It is extremely rare for the Company to enter into a contract that includes an optional stated renewal rate that is non-substantive.

However, Paragraph 57 of SOP 97-2 states that “if a multiple-element arrangement includes explicit or implicit rights to PCS, the total fees from the arrangement should be allocated among the elements based on vendor-specific objective evidence of fair value, in conformity with paragraph 10. The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).”

Substantially all of our software license transactions include an optional stated PCS renewal rate that we believe is substantive and therefore may be used to determine VSOE. The determination of whether a stated renewal rate is substantive requires the exercise of professional judgment and is not clearly defined in technical accounting literature. Although SOP 97-2 does not define a substantive renewal rate, the term is referred to in several Technical Practice Aids for SOP 97-2, Software Revenue Recognition, (“TPAs”), including TPA 5100.54. TPA 5100.54 generally states that a PCS renewal rate is not substantive when the renewal rate is significantly below the vendor’s normal pricing practices. Our minimum VSOE rate for PCS is substantive as it represents the lowest rate at which we have a relatively high volume of renewals pursuant to our contractual optional stated PCS renewal rate. For a renewal rate to be non-substantive, we believe it must be significantly lower than this minimum VSOE rate. Our response to prior comment 6 sought to explain our accounting policy that we follow on a consistent basis, which is, in the case of a renewal rate that is below our minimum VSOE rate, but is not significantly below that rate (and therefore still constitutes a substantive renewal rate), we allocate a portion of the residual revenue to PCS to bring the amount of deferred PCS revenue up to the minimum VSOE rate.

In the rare situation in which a contract does not include an optional stated renewal rate and therefore VSOE of PCS cannot be established, the Company’s policy is to defer and recognize all revenue ratably over the PCS period.

If you have any questions or would like further information concerning the Company’s responses to the November 8 Comment Letter, please do not hesitate to contact me at (703) 394-8469. Thank you for your time and consideration.

Sincerely,

/s/ Arthur S. Locke, III
Arthur S. Locke, III
Vice President, Finance and Chief Financial Officer